EXHIBIT 21

SUBSIDIARIES

The following are subsidiaries of the Registrant, Bolt Technology Corporation, a Connecticut corporation:

State of Incorporation
A-G Geophysical Products, Inc.	Texas

Custom Products Corporation	Connecticut

Real Time Systems Inc. (as of July 1, 2007)	Connecticut

The names of certain subsidiaries are omitted since such subsidiaries considered in the aggregate would not constitute a significant subsidiary at the end of the year covered by this report.